Aurea Completes Acquisition of Jive Software

CAMPBELL, Calif. and AUSTIN, June 12, 2017 – Jive Software, Inc. (Nasdaq: JIVE) and Aurea today announced that ESW Capital, LLC, through its affiliate Wave Systems, has completed its acquisition of Jive. Under the terms of the definitive agreement announced on May 1, 2017, a tender offer for all the outstanding shares of Jive common stock was commenced at $5.25 per share in an all-cash transaction valued at $462 million. The tender offer and merger contemplated by the definitive agreement were completed on June 12, 2017 and Jive has become part of the Aurea family of companies.

“Jive is a market leader with an incredible impact on the way people work together in today’s digital age,” said Elisa Steele, CEO of Jive. “We are reminded of this each day in the success stories we hear from our innovative customers, who represent some of the strongest, most powerful brands in the world. This kind of deep engagement – where employees, customers and partners come together through collaboration – will be a critical driver to broaden the customer experiences Aurea delivers to market. It’s been my great honor serving as Jive’s CEO and I salute the Jive team who helped transform Jive to lead with cloud, drive to profitability and achieve record revenue for the company.”

“Jive’s industry-leading employee and customer engagement solutions will play a foundational role in helping Aurea deliver transformational customer experiences for our clients,” said Scott Brighton, CEO of Aurea. “Together, Aurea and Jive will transform the customer experience through far deeper engagement with employees, partners and customers. I’m excited to welcome Jive customers and employees to the Aurea family, and look forward to taking this significant step forward together.”

Research has shown a direct correlation between more deeply engaged employees and dramatically higher levels of customer satisfaction. A recent study by McKinsey found that redesigning customer journeys with a parallel focus on internal employee engagement can raise customer satisfaction scores by up to 20 points, reduce costs to serve by 20 percent, and boost employee engagement by 20 percent. Through this acquisition, Aurea will accelerate its mission of delivering the world’s greatest customer experiences for companies around the world.

About Jive Software

Jive (Nasdaq: JIVE) is the leader in accelerating workplace digital transformation for organizations, enabling people to work better together. The company provides industry-leading Interactive Intranet and Customer Community solutions that connect people, information and ideas to help businesses outpace their competitors. With more than 30 million users worldwide and customers in virtually every industry, Jive is consistently recognized as a leader by top analyst firms, including Gartner Inc., Ovum and Aragon Research. More information can be found at www.jivesoftware.com or the Jive Blog.

About Aurea

Aurea is the technology behind some of the world’s greatest customer experiences. And we transform your experience with us, through a Client Success Program™ that ensures you achieve your goals, every step of the way. Aurea is a very different kind of software company – and we deliver very different results. Learn more at www.aurea.com.

###

Media Contacts: Jason Khoury Jive Software 650/847-8308 Jason.khoury@jivesoftware.com	Brian Denyeau ICR 646/277-1251 brian.denyeau@icrinc.com